Exhibit 99.2

PROPERTYGURU GROUP LIMITED

(Incorporated in Cayman Islands)

AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended 30 June 2022

PROPERTYGURU GROUP LIMITED

(Incorporated in Cayman Islands)

AND ITS SUBSIDIARIES

INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended 30 June 2022

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

For the three and six months ended 30 June 2022

		For the Three Months ended 30 June		For the Six Months ended 30 June
	Note	2022	2021	2022	2021
		$’000	$’000	$’000	$’000

Revenue	5	33,031	23,003	61,263	42,890
Other income		292	451	769	1,079
Other gains/(losses) - net	7	11,882	(125,435)	22,753	(124,512)

Expenses
- Venue costs		(998)	(880)	(1,947)	(1,427)
- Sales and marketing cost		(5,839)	(6,282)	(9,938)	(13,701)
- Sales commission		(3,135)	(1,859)	(6,186)	(3,696)
- (Impairment)/Reversal of impairment loss on financial assets		(438)	(963)	166	(291)
- Depreciation and amortisation		(5,920)	(2,564)	(10,834)	(5,012)
- Impairment of intangible assets		—	—	—	(8)
- IT and internet expenses		(2,869)	(1,748)	(5,283)	(3,448)
- Legal and professional		(2,313)	(1,249)	(3,168)	(1,592)
- Employee compensation		(17,303)	(13,638)	(35,569)	(26,116)
- Non-executive directors’ remuneration		(785)	(145)	(1,557)	(289)
- Staff cost		(336)	(174)	(735)	(368)
- Office rental		(58)	(19)	(80)	(29)
- Finance cost		(1,284)	(5,066)	(2,011)	(10,188)
- Legal and professional fees incurred for IPO		1,875	(2,252)	(16,570)	(2,252)
- Share listing expense	2	—	—	(104,950)	—
- Other expenses		(2,012)	(719)	(2,603)	(1,269)
Total expenses		(41,415)	(37,558)	(201,265)	(69,686)

Profit/(Loss) before income tax		3,790	(139,539)	(116,480)	(150,229)

Tax credit/(expense)	8	31	(242)	(47)	(339)

Net income/(loss) for the period		3,821	(139,781)	(116,527)	(150,568)

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation differences arising from consolidation		3,108	388	2,445	2,276
Items that will not be reclassified subsequently to profit or loss:
Actuarial gain/(loss) from post-employment benefits obligation		8	—	(1)	—

Other comprehensive income for the period, net of tax		3,116	388	2,444	2,276

Total comprehensive income/(loss) for the period		6,937	(139,393)	(114,083)	(148,292)

		For the Three Months ended 30 June		For the Six Months ended 30 June
	Note	2022	2021	2022	2021
		$ per share	$ per share	$ per share	$ per share

Earnings/(Loss) per share for income/(loss) attributable to equity holders of the Group
Basic and diluted earnings/(loss) per share for the period	6	0.02	(2.48)	(0.79)	(2.68)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

As of 30 June 2022 and 31 December 2021

	Note	30 June 2022	31 December 2021
		$’000	$’000

ASSETS
Current assets
Cash and cash equivalents		368,762	70,236
Trade and other receivables		19,024	17,655

		387,786	87,891

Non-current assets
Trade and other receivables		3,525	1,564
Intangible assets		397,299	401,157
Plant and equipment		2,567	3,329
Right-of-use assets		13,156	15,419

		416,547	421,469

Total assets		804,333	509,360

LIABILITIES
Current liabilities
Trade and other payables		43,082	32,921
Lease liabilities		4,174	4,439
Borrowings		18,368	170
Deferred revenue		49,865	47,318
Warrant liabilities		5,109	—
Provision for reinstatement costs		22	36
Current income tax liabilities	8	4,342	4,554

		124,962	89,438

Non-current liabilities
Trade and other payables		933	603
Lease liabilities		10,326	12,452
Borrowings		—	16,732
Deferred income tax liabilities	8	2,072	2,375
Provision for reinstatement costs		510	569

		13,841	32,731

Total liabilities		138,803	122,169

Net assets		665,530	387,191

SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the Company

Share capital	10	1,078,528	684,347
Share reserve	11	16,899	18,658
Capital reserve	11	785	785
Warrants		5,742	5,742
Translation reserve		5,187	2,742
Accumulated losses		(441,611)	(325,083)

Total shareholders’ equity		665,530	387,191

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIENCY)

For the six months ended 30 June 2022

	Note	Share capital	Share reserve	Capital reserve	Warrants	Translation reserve	Accumulated losses	Total shareholders’ equity/ (deficiency)
		$’000	$’000	$’000	$’000	$’000	$’000	$’000

Balance at 1 January 2022		684,347	18,658	785	5,742	2,742	(325,083)	387,191
Loss for the period		—	—	—	—	—	(116,527)	(116,527)
Other comprehensive income/(loss) for the period		—	—	—	—	2,445	(1)	2,444

Total comprehensive income/(loss) for the period		—	—	—	—	2,445	(116,528)	(114,083)

Employee share grant and option scheme	11	—	1,804	—	—	—	—	1,804
Non-executive directors share grant and option scheme		—	1,320	—	—	—	—	1,320
Shares issued to PIPE investors	10	178,653	—	—	—	—	—	178,653
Transaction cost in relation to issuance of PIPE shares	10	(7,664)	—	—	—	—	—	(7,664)
Reorganisation	10	217,581	—	—	—	—	—	217,581
Issuance of shares	10 & 11	5,611	(4,883)	—	—	—	—	728

Total transactions with owners, recognised directly in equity		394,181	(1,759)	—	—	—	—	392,422

Balance at 30 June 2022		1,078,528	16,899	785	5,742	5,187	(441,611)	665,530

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIENCY)

For the six months ended 30 June 2022

	Note	Share capital	Preference shares	Share reserve	Capital reserve	Warrants	Translation reserve	Accumulated losses	Total shareholders’ equity/ (deficiency)
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Balance at 1 January 2021		36,553	59,339	11,630	785	5,742	(2,930)	(137,634)	(26,515)
Loss for the period		—	—	—	—	—	—	(150,568)	(150,568)
Other comprehensive income for the period		—	—	—	—	—	2,276	—	2,276

Total comprehensive income/(loss) for the period		—	—	—	—	—	2,276	(150,568)	(148,292)

Employee share grant and option scheme	11	—	—	2,448	—	—	—	—	2,448
Non-executive directors share grant and option scheme		—	—	108	—	—	—	—	108
Issuance of shares	10 & 11	2,455	—	(2,378)	—	—	—	—	77

Total transactions with owners, recognised directly in equity		2,455	—	178	—	—	—	—	2,633

Balance at 30 June 2021		39,008	59,339	11,808	785	5,742	(654)	(288,202)	(172,174)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended 30 June 2022

		For the Six Months ended 30 June
	Note	2022	2021
		$’000	$’000
Cash flows from operating activities
Loss for the period		(116,527)	(150,568)
Adjustments for:
- Tax expense	8	47	339
- Employee share grant and option expense		1,804	2,448
- Non-executive director share grant and option expense		1,320	108
- Depreciation and amortisation		10,834	5,012
- Loss on disposal of plant and equipment and intangible assets	7	104	—
- (Reversal of impairment)/Impairment loss on financial assets		(166)	291
- Gain on lease modification		(188)	—
- Interest income		(193)	(237)
- Finance cost		2,011	10,188
- Unrealised currency translation losses		8,775	133
- Fair value loss of Series B, D1, E and F conversion options	7	—	124,146
- Fair value gain on warrant liabilities	7	(23,016)	—
- Share listing expense		104,950	—

		(10,245)	(8,140)

Changes in working capital, net of effects from acquisition and disposal of subsidiaries
- Trade and other receivables		(1,807)	1,040
- Trade and other payables		9,735	1,575
- Deferred revenue		2,547	(326)

Cash used in operations		230	(5,851)
Interest received		186	231
Income tax paid		(582)	(1,144)

Net cash used in operating activities		(166)	(6,764)

Cash flows from investing activities
Additions to plant and equipment		(438)	(459)
Additions of intangible assets		(9,581)	(4,971)
Proceeds from disposal of plant and equipment		27	1

Net cash used in investing activities		(9,992)	(5,429)

Cash flows from financing activities
Interest paid		(536)	(631)
Proceeds from borrowings		—	11,000
Borrowings’ transaction cost		—	(449)
Principal payment of lease liabilities		(2,206)	(2,070)
Proceeds from Reorganisation		142,145	—
Proceeds from the shares issued to PIPE investors		178,653	—
Transaction cost in relation to issuance of PIPE shares		(7,664)	—
Proceeds from issuance of ordinary shares		728	77
Repayment of convertible notes		—	(11,261)
Payment for legal and professional fees incurred for IPO		(2,436)	—

Net cash provided/(used in) by financing activities		308,684	(3,334)

Net increase/(decrease) in cash and cash equivalents		298,526	(15,527)

Cash and cash equivalents
Beginning of the six months ended 30 June		70,236	93,359

End of the six months ended 30 June		368,762	77,832

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended 30 June 2022

These notes form an integral part of and should be read in conjunction with the accompanying unaudited interim condensed consolidated financial statements.

1.	General information

PropertyGuru Group Limited (the “Company”) is incorporated in Cayman Islands. The address of its registered office is Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

PropertyGuru Group Limited and its subsidiaries (the “Group”) is in the business of advertising, real estate marketing, business management and consultancy services.

2.	Significant changes in the current reporting period

On 17 March 2022 (“Closing Date”), PropertyGuru Group Limited consummated the previously announced business combination pursuant to the Business Combination Agreement, dated as of July 23, 2021 with Bridgetown 2 Holdings Limited (“Bridgetown 2”), B2 PubCo Amalgamation Sub Pte. Ltd. (“Amalgamation Sub”) and PropertyGuru Pte. Ltd. (“PropertyGuru”). In connection with the business combination, the ordinary shares, restricted stocks and warrant are converted in accordance with the terms and conditions of the Business Combination Agreement. Concurrently with the execution of the Business Combination Agreement, the Company and Bridgetown 2 entered into subscription agreements with third party investors. Pursuant to the agreements, the investors subscribed for and purchased from the Company an aggregate of 13,193,068 the Company’s ordinary shares for a purchase price of US$10.00 per share, for an aggregate gross proceeds of US$131,930,680, equivalent to approximately $178,653,000 (the “PIPE Financing”). The PIPE Financing was consummated concurrently with the closing of the Business Combination. On the closing date of the Business Combination, the Company acquired all of the ordinary shares of PropertyGuru, from PropertyGuru shareholders, in consideration for the issuance of ordinary shares of the Company, by way of exchanging 128,376,418 ordinary shares of the Company for all of the 3,555,946 ordinary shares of PropertyGuru outstanding as of the closing date, such that PropertyGuru became a wholly-owned subsidiary of the Company. On 18 March 2022, the Company’s ordinary shares commenced trading on the New York Stock Exchange, or “NYSE”, under the symbol “PGRU”.

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended 30 June 2022

2.	Significant changes in the current reporting period (continued)

The Business Combination is accounted for as a capital reorganisation. The Business Combination, which is not within the scope of IFRS 3 Business Combination as Bridgetown 2 does not meet the definition of a business in accordance with IFRS 3, is accounted for within the scope of IFRS 2 Share-based Payment. As such, the Business Combination is treated as the equivalent of the Company issuing shares at the closing of the Business Combination for the net assets of Bridgetown 2 as of the closing date, accompanied by a recapitalisation. The net assets of Bridgetown 2 are stated at historical cost, with no goodwill or other intangible assets recorded. Any excess of the fair value of the Company’s shares issued considering a fair value of the PropertyGuru shares of $11.28 per share (price of PropertyGuru ordinary shares at Closing Date) over the fair value of Bridgetown 2’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares.

This amounts to $104,950,000 which is expensed to profit or loss (“share listing expense”). The share listing expense is non-recurring in nature and represents a share-based payment made in exchange for a listing service.

As of 17 March 2022
$’000
Fair value of equity consideration issued by the Company
Fair value of Bridgetown 2 Class A ordinary shares outstanding	137,233
Fair value of Bridgetown 2 Class B ordinary shares outstanding	84,318

221,551

Fair value of Bridgetown 2 net assets acquired
Net cash proceeds from Bridgetown 2	134,481
Warrant liabilities	(27,746)
Others	9,866

116,601

Share listing expense	104,950

3.	Significant accounting policies

3.1	Basis of preparation

The Group has prepared the interim condensed consolidated financial statements on the basis that it will continue to operate as a going concern, and there is reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, and not less than 12 months from the end of the reporting period.

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended 30 June 2022

3.	Significant accounting policies (continued)

3.1	Basis of preparation (continued)

The unaudited interim condensed consolidated financial statements of the Group for the three and six months ended 30 June 2022 has been prepared in accordance with International Accounting Standard IAS 34 Interim Financial Reporting. They do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Prior to consummation of the Business Combination on 17 March 2022, the audited consolidated financial statements for the year ended 31 December 2021 were issued for PropertyGuru Pte. Ltd. and its subsidiaries which was the accounting acquirer and the Group was a blank check company with no operations and nominal assets consisting almost entirely of cash. As a result of the Business Combination, PropertyGuru Pte. Ltd. became a wholly-owned subsidiary of the Group. As the operations of the Group are that of its subsidiary PropertyGuru Pte. Ltd., these interim financial statements should be read in conjunction with that of the audited consolidated financial statements for the year ended 31 December 2021 issued for PropertyGuru Pte. Ltd. and its subsidiaries.

The accounting policies applied in these unaudited interim condensed consolidated financial statements are consistent with those applied in the audited consolidated financial statements for the year ended 31 December 2021 issued for PropertyGuru Pte. Ltd. and its subsidiaries. The new and amended standards and interpretations applied for the first time as of 1 January 2022, as disclosed in the notes to the annual audited consolidated financial statements for the year ended 31 December 2021 issued for PropertyGuru Pte. Ltd. and its subsidiaries had no material impact on the unaudited interim condensed consolidated financial statements of the Group for the three and six months ended 30 June 2022.

In the opinion of the Group, the accompanying unaudited interim condensed consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position as of 30 June 2022, and its results of operations for the three and six months ended 30 June 2022 and cash flows for the six months ended 30 June 2022. The consolidated balance sheet at 31 December 2021, was derived from audited annual consolidated financial statements but does not contain all of the footnote disclosures from the annual consolidated financial statements.

3.2	Critical accounting estimates, assumptions and judgements

In preparing these unaudited interim condensed consolidated financial statements, the critical accounting estimates, assumptions and judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied and discussed in the audited consolidated financial statements for the financial year ended 31 December 2021.

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended 30 June 2022

4.	Segment information

(a)	Description of segments

The Group’s operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (“CODM”), which is the Leadership Team, comprising of the Chief Executive Officer, Chief Financial Officer, Managing Director Marketplaces, Managing Director Fintech/Chief Marketing Officer, Managing Director Data & Software Solutions, Chief Technology Officer and Chief People Officer.

With effect from 1 January 2022, certain changes were made to reflect the way the CODM monitors the performance of the segments. Segment reporting information for earlier periods have been restated to conform to these changes. The change in segments have no impact on the consolidated financial position, results of operations or cash flows, as reflected in the consolidated financial statements.

The Group has five reportable segments, namely four Marketplaces and Fintech and Data services. The Marketplaces segments consist of core listing marketplace for agents and developer marketing solutions business in four primary geographic areas, namely Singapore, Vietnam, Malaysia and Other Asia (comprising Thailand and Indonesia). Each of these geographic Marketplaces segments has different political and economic conditions as well as market factors and strategic initiatives which influence performance. Furthermore, each geographic Marketplace segment represents a business in different stages of development (with Singapore being the most mature and Other Asia still considered by management to be a developing market).

The Fintech and Data services segment consists of the digital mortgage marketplace business, PropertyGuru Finance, launched in March 2020 where commission is earned from Financial Institutions on each mortgage brokered, and the data business involving provision of data services to developers, agents, banks and property valuers.

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended 30 June 2022

4.	Segment information (continued)

(b)	Segment information

The table below shows the segment information provided to the CODM for the reportable segments for the three and six months ended 30 June 2022 and 2021.

	Marketplaces
	Singapore	Vietnam	Malaysia	Other Asia	Fintech and data services	Total reportable segments
	$’000	$’000	$’000	$’000	$’000	$’000
Six months ended 30 June 2022
Revenue from external customers	32,297	11,999	11,333	3,585	2,049	61,263

Adjusted EBITDA	22,631	2,806	3,610	(2,431)	(3,531)	23,085

Six months ended 30 June 2021
Revenue from external customers	25,359	10,098	4,046	2,034	1,353	42,890

Adjusted EBITDA	16,932	2,778	(6,931)	(1,895)	(2,093)	8,791

Three months ended 30 June 2022
Revenue from external customers	17,293	6,943	5,899	1,866	1,030	33,031

Adjusted EBITDA	11,233	1,669	1,241	(1,179)	(1,885)	11,079

Three months ended 30 June 2021
Revenue from external customers	13,246	5,835	2,187	1,060	675	23,003

Adjusted EBITDA	8,601	1,869	(2,439)	(1,226)	(1,351)	5,454

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended 30 June 2022

4.	Segment information (continued)

(b)	Segment information (continued)

A reconciliation of adjusted EBITDA to profit/(loss) before income tax is provided as follows:

	For the Three Months ended 30 June		For the Six Months ended 30 June
	2022	2021	2022	2021
	$’000	$’000	$’000	$’000

Adjusted EBITDA as above	11,079	5,454	23,085	8,791

Headquarters cost	(8,068)	(7,404)	(19,190)	(13,563)
Changes in fair value of preferred share, warrant liabilities and embedded derivatives	11,944	(125,086)	23,016	(124,146)
Finance costs – net	(1,192)	(4,948)	(1,818)	(9,951)
Depreciation and amortisation expense	(5,920)	(2,564)	(10,834)	(5,012)
Impairment	—	—	—	(8)
Share grant and option expenses	(1,507)	(1,136)	(3,035)	(2,468)
Other gains/(losses) – net	(62)	(349)	(263)	(366)
Business acquisition transaction and integration costs	(1,489)	(1,254)	(2,598)	(1,254)
Legal and professional fees incurred for IPO	1,874	(2,252)	(16,570)	(2,252)
Share listing expense	—	—	(104,950)	—
On-going cost of a listed entity	(2,869)	—	(3,323)	—

Profit/(Loss) before income tax	3,790	(139,539)	(116,480)	(150,229)

Headquarters costs are costs of personnel that are based predominantly in its Singapore headquarters and certain key personnel in Malaysia and Thailand, and that service the group as a whole, consisting of its executive officers and its group marketing, technology, product, human resources, finance and operations teams, as well as platform IT costs (hosting, licensing, domain fees), workplace facilities costs, corporate public relations retainer costs and professional fees such as audit, legal and consultant fees.

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended 30 June 2022

4.	Segment information (continued)

(b)	Segment information (continued)

The CODM uses adjusted EBITDA as a measure to assess the performance of the segments. This excludes the effects of significant items of income and expenditure which may have an impact on the quality of earnings such as changes in fair value of preferred shares, warrant liabilities and embedded derivatives, finance costs, depreciation and amortisation, income tax expenses, impairments when the impairment is the result of an isolated, non-recurring event, share grant and option expenses, loss on disposal of plant and equipment and intangible assets, currency translation loss, business acquisition transaction and integration costs, legal and professional expenses incurred for IPO, share listing expense and on-going costs of a listed entity.

5.	Revenue

	For the Three Months ended 30 June		For the Six Months ended 30 June
	2022	2021	2022	2021
	$’000	$’000	$’000	$’000
Agent Revenue
- Membership	12,300	10,178	24,115	19,732
- Agent discretionary	15,171	8,697	27,475	15,883

	27,471	18,875	51,590	35,615

Developer Revenue
- Advertising activities	2,875	2,945	4,975	5,144
- Events	873	133	1,268	337
- Print	8	5	16	11
- Services	755	—	1,346	—
- Others	19	253	19	430

	4,530	3,336	7,624	5,922

Fintech and data services	1,030	792	2,049	1,353

	33,031	23,003	61,263	42,890

Revenue recognised
- At a point in time	6,200	3,095	11,183	6,023
- Over time	26,831	19,908	50,080	36,867

	33,031	23,003	61,263	42,890

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended 30 June 2022

6.	Earnings/(Loss) per share

The Group calculates earnings/(loss) per share by dividing earnings/(loss) for the period attributable to the shareholders of the parent by the weighted average number of shares outstanding during the period.

Comparative earnings per share (basic and diluted) were restated to give effect to the share exchange for comparability purposes (see Note 2).

(a)	Weighted average number of shares used as the denominator

	For the Three Months ended 30 June		For the Six Months ended 30 June
	2022	2021	2022	2021
	Number	Number	Number	Number

Weighted average number of ordinary shares used as the denominator in calculating basic loss per share	161,287,206	56,327,433	147,338,563	56,178,430
Adjustments for calculation of diluted loss per share¹:
Restricted stock units	1,454,470	—	—	—
Stock options	2,307,781	—	—	—

Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted loss per share	165,049,456	56,327,433	147,338,563	56,178,430

¹ Potential ordinary shares outstanding consist of restricted stock units, stock options and warrants and are excluded if their effect is anti-dilutive.

(b)	Basic earnings/(loss) per share

	For the Three Months ended 30 June		For the Six Months ended 30 June
	2022	2021	2022	2021

Earnings/(Loss) for the period attributable to the shareholders of the parent ($’000)	3,821	(139,781)	(116,527)	(150,568)
Weighted average number of shares outstanding	161,287,206	56,327,433	147,338,563	56,178,430

Basic earnings/(loss) per share	0.02	(2.48)	(0.79)	(2.68)

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended 30 June 2022

6.	Earnings/(Loss) per share (continued)

(c)	Diluted earnings/(loss) per share

	For the Three Months ended 30 June		For the Six Months ended 30 June
	2022	2021	2022	2021

Earnings/(Loss) for the period attributable to the shareholders of the parent ($’000)	3,821	(139,781)	(116,527)	(150,568)
Weighted average number of shares outstanding	165,049,456	56,327,433	147,338,563	56,178,430

Diluted earnings/(loss) per share	0.02	(2.48)	(0.79)	(2.68)

7.	Other gains/(losses) – net

	For the Three Months ended 30 June		For the Six Months ended 30 June
	2022	2021	2022	2021
	$’000	$’000	$’000	$’000

Loss on disposal of plant and equipment and intangible assets	(77)	—	(104)	— *
Currency translation loss	(173)	(349)	(347)	(366)
Gain on lease modification	188	—	188	—
Fair value loss on Series B, D1, E and F preference shares	—	(125,086)	—	(124,146)
Fair value gain on warrant liabilities	11,944	—	23,016	—

	11,882	(125,435)	22,753	(124,512)

* Less than $1,000

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended 30 June 2022

8.	Income taxes

The Group recognised assets and liabilities for tax based on profit for six months ended 30 June 2022 and 2021. Total net liabilities (including current and deferred taxes) amounted approximately to $6,414,000 as at 30 June 2022 and $6,929,000 as at 31 December 2021.

The Group’s deferred tax liabilities arose mainly from fair value adjustments arising in a business combination whereas deferred tax assets are recognised for tax losses and capital allowances carried forward to the extent that the deferred income tax assets are recognised for tax losses and capital allowances carried forward to the extent that realisation of the related tax benefits through future taxable profits is probable. The Group has unrecognised tax losses of $82,277,000, capital allowance of $3,860,000 and merger and acquisition (“M&A”) allowance of $8,353,000 at the balance sheet date which can be carried forward and used to offset against future taxable income subject to meeting certain statutory requirements by those companies with unrecognised tax losses, capital allowances and M&A allowance in their respective countries of incorporation. The capital allowances and M&A allowances have no expiry date. The tax losses of $82,277,000 will expire between 2022 and 2029.

9.	Intangible assets

Goodwill

Goodwill is allocated to the Group’s cash-generating units (“CGUs”) identified according to countries of operation and business segments.

A segment-level summary of the goodwill allocation is as follows:

	30 June 2022	31 December 2021
	$’000	$’000

Singapore – ePropertyTrack	3,586	3,586
Singapore – Ensign	5,099	5,099
Vietnam – PG Vietnam	117,273	115,817
Malaysia – MyProperty Data Sdn. Bhd.	2,085	2,149
Malaysia – Malaysia marketplace [1]	219,207	225,908
Thailand – Thailand marketplace [2]	9,573	9,889

	356,823	362,448

[1]	Comprise of iProperty.com Malaysia Sdn. Bhd., Brickz Research Sdn. Bhd., IPGA Management Services Sdn. Bhd. and PropertyGuru Malaysia International (Malaysia) Sdn. Bhd.
[2]	Comprise of Kid Ruang Yu Co., Ltd., Prakard IPP Co., Ltd., iProperty (Thailand) Co., Ltd., and AllProperty Media Co., Ltd. (head Office)

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended 30 June 2022

9.	Intangible assets (continued)

Impairment tests for goodwill

Goodwill is tested for impairment annually and whenever there is indication that the goodwill may be impaired. The recoverable amounts of the ePropertyTrack, Ensign, PG Vietnam and MyProperty Data CGUs are determined based on value-in-use. The recoverable amount of the Malaysia marketplace and Thailand marketplace CGUs are determined by assessing the fair value less cost to sell of the CGUs.

The key assumptions used for the value-in-use and fair value less cost to sell calculations for each of the CGUs were disclosed in the annual consolidated financial statements for the year ended 31 December 2021. As at 30 June 2022, there were no circumstances that indicated that the carrying value of goodwill may be impaired.

10.	Share capital

Number of ordinary shares

Issued share capital
At 1 January 2022	—
Shares issued to PIPE investors	13,193,068
Reorganisation
- Share exchange (see Note 2)	128,376,418
- Shares issued to holders of Class A and Class B ordinary shares of Bridgetown 2	19,641,074
Shares issued as part of the Employee Share Grant Plan	289,885

At 30 June 2022	161,500,445

All issued ordinary shares are fully paid. There is no par value for these ordinary shares.

Fully paid ordinary shares carry one vote per share and carry a right to dividends as and when declared by the Company.

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended 30 June 2022

11.	Share and capital reserve

(a)	Share reserve

$’000

At 1 January 2022	18,658
Employee share grant and option schemes:
- Value of employee services	1,804
- Shares issued	(4,703)
Director share grant and options schemes:
- Value of services	1,320
- Shares issued	(180)

At 30 June 2022	16,899

(b)	Capital reserves

$’000

At 1 January 2022 and 30 June 2022	785

12.	Events occurring after the financial period

Early repayment of loan facility agreement

The Group has fully settled all outstanding loans of the facility on 7 July 2022 using the proceeds from the business combination.